UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT SOLICITATION STATEMENT

SCHEDULE 14A INFORMATION

Consent Solicitation Statement Pursuant to Section 14(a) Securities

Exchange Act of 1934

Filed by the Registrant	/ /

Filed by a party other than the Registrant	/X/

Check the appropriate box:

/X/	Preliminary Consent Solicitation Statement

/ /	Confidential, for Use of the Commission Only

(as permitted by Rule 14a-6(e)(2))

/ /	Definitive Consent Solicitation Statement

/ /	Definitive Additional Materials

/ /	Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV

(Name of Registrant as Specified in Its Charter)

Everest Housing Investors 2, LP

                (Name of Person(s) Filing Consent Solicitation Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

/X/	No fee required

/ /	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)	Title of each class of securities to which transaction applies:
(2)	Aggregate number of securities to which transactions applies:
(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)
(4)	Proposed maximum aggregate value of transaction:
(5)	Total Fee paid:

/ /	Fee paid previously with preliminary materials

/ /

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount previously paid:
(2)	Form, Schedule or Registration Statement No.:
(3)	Filing party:
(4)	Date filed:

[THIS IS A PRELIMINARY FORM – NOT FOR DISTRIBUTION]

Everest Housing Investors 2, LP

199 S. Los Robles Ave., Suite 200

Pasadena, California 91101

[________], 2007

Dear Limited Partner:

Enclosed is a Solicitation of Consents seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Boston Financial Qualified Housing Tax Credits L.P. IV, a Massachusetts limited partnership (the "Partnership"), to remove the current general partners (Arch Street VIII, Inc. and Arch Street IV L.P., affiliates of MMA Financial, Inc. (“MMA”)) and to elect Everest Housing Management, LLC, a California limited liability company to be organized ("New GP)"), as the successor general partner of the Partnership. The New GP will be a wholly-owned subsidiary of Everest Housing Investors 2, LP (“Everest”). Everest’s affiliates hold approximately 6.4% of the Partnership’s limited partnership interests, and therefore have a significant interest in seeing the Partnership provide the maximum distributions possible to all limited partners.

Everest is soliciting the Consents to remove and replace the current general partners because:

•

THE CURRENT GENERAL PARTNERS WERE HOLDING ONTO YOUR CASH UNTIL EVEREST STARTED THIS REMOVAL PROCESS. EVEREST FILED A PRELIMINARY VERSION OF THIS SOLICITATION ON OCTOBER 11, 2007, PROMISING TO “DISTRIBUTE AT LEAST $15 MILLION, ABOUT $220 PER UNIT, FROM THE CASH BEING HELD BY THE PARTNERSHIP.” It is obvious to Everest that the only reason the current general partners made the recent distribution was to try to deflect Everest’s criticism. Everest will not need to be threatened before it will do the right thing for Limited Partners.

•

WITHOUT BEING THREATENED BY EVEREST’S PROPOSAL TO REMOVE THEM, THE CURRENT GENERAL PARTNERS DID NOT PLAN TO MAKE ANY SIGNIFICANT DISTRIBUTIONS, according to their letter to Limited Partners that accompanied the March 31, 2007, financial statements. The Partnership had been holding about $16.5 Million of cash in “reserves,” with no explanation of why the Partnership was holding such enormous reserves. Everest believes the current general partners were holding this money in the Partnership so that they could generate interest income for the Partnership and continue to collect their asset management fees and collect reimbursements for salaries and expenses they allocate to the Partnership.

•

THE CURRENT GENERAL PARTNERS DO NOT SEEM TO CARE ABOUT SAFEGUARDING THE PARTNERSHIP’S CASH AND ASSETS. They have mishandled Partnership cash, causing the Partnership to lose at least $360,000 in interest, by their own admission. They have failed to exercise sufficient controls over expense accruals. They have failed to monitor sufficiently payments that may be due to the Partnership. They have failed to document properly sales of Partnership investments. Everest believes that these failings demonstrate that the current general partners do not pay enough attention to the Partnership because they have no meaningful stake in the Partnership.

•

THE CURRENT GENERAL PARTNERS HAVE A CONFLICT IN INTEREST REGARDING THE LIQUIDATION OF THE PARTNERSHIP – IT IS IN THEIR FINANCIAL INTEREST TO KEEP COLLECTING FEES FROM AND CHARGE EXPENSES TO THE PARTNERSHIP. But in order to keep the Partnership operating, they have spent at least $1,985,000 of the Partnership’s funds in professional fees, and they have spent at least $1,771,000 of the Partnership’s funds to keep local operating partnerships afloat, even though the Partnership has no obligation to do that. Those amounts are in addition to the approximate $439,000 that has been paid to the current general partners and their affiliates in just the last two fiscal years for fees, salaries and benefits.

•

EVEREST WILL DEVOTE THE NECESSARY RESOURCES AND ATTENTION TO PROPERLY MANAGE THE PARTNERSHIP. Everest’s affiliates have one of the largest limited partner positions in the Partnership and therefore Everest can be expected to pay greater attention to managing the Partnership diligently and disposing of its assets in order to maximize prompt cash distributions to the limited partners.

•	EVEREST INTENDS TO PROMPTLY DISPOSE OF THE PARTNERSHIP’S REMAINING ASSETS AND DISTRIBUTE AS MUCH CASH AS POSSIBLE.

•

EVEREST INTENDS TO REVIEW ALL AMOUNTS PAID TO THE CURRENT GENERAL PARTNERS AND THEIR AFFILIATES TO DETERMINE IF ANY MONEY HAS BEEN TAKEN IMPROPERLY. Everest intends to review all fees, reimbursements and expense accruals, and will also review all payments between the Partnership and local general partners. If Everest determines that any amounts have been paid improperly, then it intends to bring the appropriate claims to recover such amounts and for any resulting damages.

•

EVEREST’S PERSONNEL HAVE SUBSTANTIAL EXPERIENCE IN MANAGING APARTMENT PROPERTIES, INCLUDING LOW-INCOME AND SENIOR PROPERTIES LIKE THOSE IN WHICH THE PARTNERSHIP HOLDS ITS INVESTMENTS. Everest’s affiliates, which are managed by the same personnel who would manage the Partnership, currently asset manage 24 limited partnerships owning apartment properties consisting of more than 3,000 units, including more than 1,000 low-income housing units.

We urge you to carefully read the enclosed Consent Solicitation Statement and to vote. Your vote is important. Failure to vote, abstentions and broker non-votes will have the same effect as a vote against the Proposal. To be sure your vote is represented, please sign, date and return the enclosed GREEN Consent of Limited Partner form as promptly as possible in the enclosed, prepaid envelope. If you have any questions, please contact Everest at : (800) 611-4613

Very Truly Yours,

EVEREST HOUSING INVESTORS 2, LP

[THIS IS A PRELIMINARY FORM – NOT FOR DISTRIBUTION]

SOLICITATION OF CONSENTS

of

LIMITED PARTNERS

of

Boston Financial Qualified Housing Tax Credits L.P. IV

by

Everest Housing Investors 2, LP

a California limited partnership

[________], 2007

CONSENT SOLICITATION STATEMENT

Everest Housing Investors 2, LP, a California limited partnership (“Everest”) is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Boston Financial Qualified Housing Tax Credits L.P. IV, a Massachusetts limited partnership (the "Partnership"), to remove the current general partners and to elect Everest Housing Management, LLC, a California limited liability company to be organized and which will be wholly-owned by Everest ("New GP") as the successor general partner of the Partnership.

Upon removal of the current general partners of the Partnership pursuant to this solicitation of Consents, Everest intends for the New GP to continue the partnership in accordance with Section 8.1.2 of the Partnership’s Amended and Restated Agreement of Limited Partnership dated as of April 20, 1989 (the "Partnership Agreement"). At such time, the Partnership must purchase each general partner's interest in the Partnership for a price equal to its fair market value, as determined by appraisal pursuant to Section 6.6, and Everest intends for the New GP to purchase the general partnership interest from the Partnership.

This Consent Solicitation Statement and the accompanying GREEN Consent of Limited Partners form are first being mailed to Limited Partners on or about [______], 2007. Limited Partners who are record owners of ownership interests in the Partnership ("Limited Partnership Interests") as of [____], 2007 (the "Record Date") may execute and deliver a Consent. A beneficial owner of Limited Partnership Interests who is not the record owner of such Limited Partnership Interests must arrange for the record owner of such Limited Partnership Interests to execute and deliver a Consent form that reflects the vote of the beneficial owner. The participant in this solicitation is Everest.

Limited Partners are advised to read this entire Consent Solicitation Statement carefully and to consult with their investment and tax advisors before making a decision whether or not to consent. Please note that Everest can give no assurance that limited partner value will be increased by the election of the New GP as the successor general partner, although it is likely that limited partners will receive distributions more promptly.

Your vote is important. Failure to vote will have the same effect as a vote against the Proposal.

The Consents are solicited upon the terms and subject to the conditions of this Consent Solicitation Statement and the accompanying form of Consent. Removal of the current general partners and the election of the New GP as the successor general partner requires the consent of the record holders of a majority of the outstanding Limited Partnership Interests of the Limited Partners (the "Required Consents"). If Everest receives the Required Consents, Everest will complete the necessary requirements for the New GP to become the successor general partner, as provided in the Partnership Agreement, will promptly continue the Partnership and will send written notice of all actions taken as a result of the Consents of the Limited Partners.

THIS SOLICITATION IS BEING MADE BY EVEREST AND NOT ON BEHALF OF THE PARTNERSHIP. CONSENTS SHOULD BE DELIVERED IN THE ENCLOSED POSTAGE PAID ENVELOPE TO EVEREST. PLEASE DO NOT SEND YOUR CONSENT TO THE PARTNERSHIP.

YOUR CONSENT IS IMPORTANT. PLEASE VOTE TODAY!

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS SOLICITATION OF CONSENTS EXPIRES NO LATER THAN 5:00 P.M. EASTERN TIME ON [__________], 2007, UNLESS EXTENDED.

PROPOSAL AND SUPPORTING STATEMENT

The Limited Partners are being asked to approve by written consent (the "Proposal") the removal of all of the current general partners, which the Partnership's most recent 10-K indicates are currently Arch Street VIII, Inc., the managing general partner, and Arch Street IV L.P., affiliates of MMA Financial, Inc. (“MMA”), and the election of New GP as the successor general partner of the Partnership.

Why remove the current general partners?

Affiliates of Everest hold a substantial interest in the Partnership (about 6.4% of the limited partner interests), and have closely monitored how the Partnership has been managed. Everest has occasionally questioned the current general partners about their actions, and has sought further information on Partnership matters. The current general partners have generally refused to provide information as requested, and when EHI2 made a formal request for books and records to which every limited partner is legally entitled, the current general partners sued EHI2 to try to avoid their obligations to provide such books and records.

The settlement of that litigation resulted in an agreement by which Everest and its affiliates received some of such books and records, and also received an option to purchase the Partnership’s interests in certain of the local operating partnerships held by the Partnership. The settlement agreement also obliged Everest and its affiliates to refrain from seeking to remove or replace the current general partners, engaging in other solicitations or communications with Limited Partners, seeking to influence or control the Partnership or attempting transactions involving the Partnership’s securities or assets, until September 30, 2007 and, if the option was exercised, indefinitely thereafter. That option has expired and none of the Partnership’s interests were purchased pursuant to the settlement agreement, and Everest is no longer obligated to refrain from the foregoing activities.

Everest believes that the current general partners and MMA, their controlling affiliate, have not been managing the Partnership in the best interest of the Limited Partners.

The Partnership was holding about $16.5 Million of cash in “reserves,” even though the Partnership’s original plan expressed in its partnership agreement was to hold about $2.7 Million of reserves for working capital and contingencies. The current general partners have offered no explanation of why the Partnership held such enormous reserves, and the fact that they just distributed over $15 Million of such cash demonstrates that they probably had no valid reason. Everest believes the current general partners were holding this money in the Partnership so that they could generate interest income for the Partnership and continue to collect their asset management fees and collect reimbursements for salaries and expenses they allocate to the Partnership.

It is obvious that the only reason that MMA allowed the recent distribution to Limited Partners of $226 per unit was to try to deflect the criticism that they knew was coming as part of Everest’s solicitation to remove the current general partners of the Partnership. Everest filed its preliminary version of this Solicitation on October 11, 2007, in which Everest promised that upon becoming the new general partner, Everest would distribute at least $15 Million (about $220 per unit) of the cash being held unnecessarily by the Partnership. In an earlier letter to Limited Partners this year, the current general partners said that no significant distributions were expected in 2007. Obviously, once they were threatened with the prospect of being removed, they decided to make a distribution that they should have made long ago. Everest believes that the refusal to make distributions until being threatened with removal is a good example of MMA’s affiliates managing the Partnership for MMA’s interests rather than for the Limited Partners.

The current general partners have no meaningful stake in the Partnership, except their ability to continue collecting asset management fees and reimbursements. This means that the current general partners have a conflict in interest regarding the liquidation of the Partnership, which would result in the termination of such fees and reimbursements. But in order to keep the Partnership operating, they have spent at least $1,985,000 of the Partnership’s funds in professional fees, and they have spent at least $1,771,000 of the Partnership’s funds to keep local operating partnerships afloat, even though the Partnership has no obligation to do that. Those amounts are in addition to the approximate $439,000 that has been paid to the current general partners and their affiliates in just the last two fiscal years for fees, salaries and benefits.

The Partnership recently disclosed in a Current Report on Form 8-K filed with SEC on July 26, 2007 that Partnership cash and other assets have not been managed properly by the current general partners. They put Partnership funds in low-interest accounts so that MMA affiliates could obtain financial benefits from the bank holding the accounts. When the general partners were confronted by the independent accounts about such improper arrangements, the general partners admitted they have cost the Partnership approximately $363,000, which they claim they will repay to the Partnership. Everest has requested information to verify the amount owed and confirm a repayment, but has received nothing in response.

The Current Report also discloses that the current general partners have failed to exercise sufficient controls over expense accruals, failed to monitor sufficiently payments that may be due to the Partnership, and failed to document properly sales of Partnership investments. However, they did not state the cost to the Partnership of such failures, or whether they will be repaying the Partnership for any such costs.

Representatives of MMA, the company that controls the current general partners, have admitted to representatives of Everest that in the tax credit partnerships they manage, like the Partnership, they frequently give a local general partner a portion of property sales proceeds, usually 25%, even though the local general partner has no right to such amount. MMA does this in order to buy cooperation from the local general partner, even though MMA could remove the local general partner and install an affiliate that would cooperate. Everest believes that MMA chooses to disregard the best interests of the limited partners in order to maintain good relations with local general partners with which MMA may want to do business again.

EHI2 believes that the foregoing conduct of the current general partners demonstrates that they do not pay enough attention to the Partnership, and that the current general partners manage the Partnership according to their own interests rather than the best interests of the Limited Partners.

Why should Limited Partners expect Everest to do better?

EVEREST’S ACTIONS HAVE ALREADY PROVOKED MMA TO CAUSE THE CURRENT GENERAL PARTNERS TO DISTRIBUTE OVER $15 MILLION, ABOUT $226 PER UNIT, FROM THE CASH BEING HELD BY THE PARTNERSHIP. Everest saw no valid reason for the Partnership to hold $16.5 Million of cash in “reserves.” Obviously, given the distribution that was just made, Everest was right. Limited Partners have received taxable income as a result of their interest in the Partnership, but until Everest started the process to solicit Limited Partners to remove the current general partners, no cash distributions had been made to help pay such taxes. Everest will not hold cash unnecessarily.

EVEREST INTENDS TO PROMPTLY DISPOSE OF THE PARTNERSHIP’S REMAINING ASSETS AND DISTRIBUTE AS MUCH CASH AS POSSIBLE. The current general partners have already stated that they believe this is the appropriate plan for the Partnership, since the Partnership is no longer generating tax credits. But the current general partners have a conflict in interest regarding such a liquidation. Everest has affiliates that hold limited partner interests and have the same interest as other Limited Partners to see the Partnership liquidated promptly. The track record of the current general partners shows that they hold onto cash longer than necessary, at the expense of the Limited Partners.

EVEREST WILL DEVOTE THE NECESSARY RESOURCES AND ATTENTION TO PROPERLY MANAGE THE PARTNERSHIP. Everest’s affiliate has one of the largest limited partner positions in the Partnership and therefore Everest can be expected to pay greater attention to managing the Partnership diligently and disposing of its assets in order to maximize prompt cash distributions to the limited partners.

EVEREST INTENDS TO REVIEW ALL AMOUNTS PAID TO THE CURRENT GENERAL PARTNERS AND THEIR AFFILIATES TO DETERMINE IF ANY MONEY HAS BEEN TAKEN IMPROPERLY. Everest intends to review all fees, reimbursements and expense accruals, and will also review all payments between the Partnership and local general partners. If Everest determines that any amounts have been paid improperly, then it intends to bring the appropriate claims to recover such amounts and for any resulting damages.

EVEREST’S PERSONNEL HAVE SUBSTANTIAL EXPERIENCE IN MANAGING APARTMENT PROPERTIES, INCLUDING LOW-INCOME AND SENIOR PROPERTIES LIKE THOSE IN WHICH THE PARTNERSHIP HOLDS ITS INVESTMENTS. Everest’s affiliates, which are managed by the same personnel who would manage the Partnership, currently asset manage limited partnerships owning apartment properties consisting of more than 3,000 units, including more than 1,000 low-income housing units.

What will the current general partners say?

It is a very safe bet that the current general partners will oppose this effort to replace them with Everest. They will undoubtedly make several claims to try to convince Limited Partners to leave them in control of the Partnership. Below are claims that Everest expects the current general partners to make, and Everest’s response. The current general partners are referred to as “MMA” below.

MMA may claim that a change in general partners will actually delay liquidation. That would only become true if MMA makes it true: by contesting the vote of the Limited Partners, or entering into agreements with local general partners that prevent a prompt liquidation. If MMA does not cause delay, there is no reason that a change in control of the Partnership would cause any significant delay in selling the remaining assets of the Partnership. The Partnership does not manage the day-to-day operations of the properties held by the local operating partnerships, so the transition of control to Everest would not be disruptive to property operations or cause significant delay in any ongoing property dispositions.

MMA may claim that Everest wants to get its New GP elected as the general partner because it wants to purchase Partnership assets. It is true that Everest was considering acquiring the Partnership’s interests in certain of the local operating partnerships, and had an option to acquire such interests pursuant to a litigation settlement agreement with MMA. However, Everest did not exercise such option. There is a conflict of interest regarding Everest’s interest in acquiring Partnership assets, since both entities are controlled by the same personnel. However, Everest, as the Partnership’s general partner, will be obliged to dispose of the Partnership’s assets according to what it believes are in the best interests of the Partnership, regardless of Everest’s wishes, and Everest would not accept the responsibility of becoming the Partnership’s general partner if it did not believe it would serve the interests of the Limited Partners much more effectively than the current general partners.

MMA may claim that Everest does not have the experience to manage the Partnership. This is flatly wrong. Everest’s personnel have substantial experience in managing real estate limited partnerships, with a particular focus on apartment properties. Their experience includes low-income housing like those in which the Partnership has invested. Everest’s personnel has substantial experience taking control of limited partnerships that hold apartment properties or that hold interests in operating partnerships. Everest’s affiliates, which are managed by the same personnel who would manage the Partnership, currently asset manage limited partnerships owning apartment properties consisting of more than 3,000 units, including more than 1,000 low-income housing units.

What other factors should be considered?

Everest cannot give any assurances that limited partner value will be increased by the election of Everest as the successor general partner. However, Everest is confident that it will do a much better job of managing the Partnership in the best interests of the limited partners.

Forward-Looking Statements. This Consent Solicitation Statement contains forward-looking statements. When used in this Consent Solicitation Statement, the words “may” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “would” and similar expressions are intended to identify forward-looking statements; however, not all forward-looking statements will contain such expressions. Such statements are subject to a number of risks and uncertainties. Actual results or events in the future could differ materially from those described in the forward-looking statements as a result of difficulty in disposing of the Partnership’s assets, fluctuations in the market value of the properties in which the Partnership has invested, general economic conditions and other factors set forth in this Consent Solicitation Statement. Also, there may be additional factors that are not identified here but that may affect actual results or events in the future to differ materially from the results and events described in this Consent Solicitation Statement.

Admission of Successor general partner

If the Required Consents are obtained to remove the current general partners and elect the New GP as the successor general partner, the current general partners will not retain any of the rights, powers or authority accruing to the general partner following their removal as general partners; provided, however, that the Partnership must purchase the former general partners’ interest in the Partnership at its fair value as provided in Section 6.6 of the Partnership Agreement, with the fair value determined by two independent appraisers, one selected by the former general partners and one by the Partnership. If such appraisers are unable to agree on the value, the appraisers must jointly appoint a third independent appraiser whose determination is binding. The cost of the third appraiser is shared equally by the former general partners and the Partnership. The purchase price will be payable by a promissory note bearing interest at the prime rate per annum, with the principal payable in five equal annual installments and accrued interest payable quarterly. If the Required Consents are obtained, the New GP will then purchase the current general partners' interest in the Partnership promptly after the determination of fair market value of the former general partners' interest at the same price and in the same manner, including the five annual principal installments and quarterly interest payments accruing at the prime rate, as the purchase of the current general partners' interests.

The New GP, as the successor general partner, will be entitled to a 1% interest in all profits, losses and distributions of the Partnership; and will be entitled to collect the same fees currently payable to the current general partners.

Everest has indicated its desire to become the successor general partner as long as there is no material adverse change in the Partnership, such as bankruptcy, foreclosure or other material impairments on the value or operations of the Partnership’s assets. Everest has reserved the right to withdraw before admission as the successor general partner in the event of a material adverse change in the Partnership.

VOTING PROCEDURE FOR LIMITED PARTNER

Distribution and Expiration Date of Solicitation

Limited Partners who are record owners of Limited Partnership Interests as of [____], 2007 (the "Record Date") may execute and deliver a Consent. A beneficial owner of Limited Partnership Interests who is not the record owner of such Limited Partnership Interests must arrange for the record owner of such Limited Partnership Interests to execute and deliver to Everest a Consent form that reflects the vote of the beneficial owner.

This solicitation of Consents will expire at 5:00 p.m. Eastern Time on the earlier to occur of the following dates (the "Expiration Date"): (i) [_____], 2007 or such later date to which Everest determines to extend the solicitation or (ii) the date Everest determines the Required Consents are received. Everest reserves the right to extend this solicitation of Consents for such period or periods as it may determine in its sole discretion from time to time; provided, however that it will not extend this solicitation past [______], 2008. Any such extension will be followed as promptly as practicable by press release or by written notice to the Limited Partners. During any extension of this solicitation of Consents, all Consents delivered to Everest will remain effective, unless validly revoked or changed by a later dated Consent or proper notice delivered to Everest prior to the Expiration Date.

Everest reserves the right for any reason to terminate the solicitation of Consents at any time prior to the Expiration Date by giving written notice of such termination to the Limited Partners.

Voting Procedures and Required Consents

The Consent of Limited Partner form included with this Consent Solicitation Statement is the ballot to be used by Limited Partners to cast their votes. Limited Partners should mark the box adjacent to the Proposal indicating that the Limited Partner votes "For" or "Against" the Proposal, or wishes to "Abstain." All Consents that are properly completed, signed and delivered to Everest, not validly revoked prior to the Expiration Date, will be given effect in accordance with the specifications thereof. If none of the boxes on the Consent is marked, but the Consent is otherwise properly completed and signed, the Limited Partner delivering such Consent will be deemed to have voted "For" the Proposal.

The Proposal requires the consent of the record holders of a majority of the Limited Partnership Interests of the Limited Partners (the "Required Consents"). Accordingly, adoption of the Proposal requires the receipt without revocation of the Required Consents indicating a vote "For" the Proposal. Everest is seeking approval of the Proposal. The failure of a Limited Partner to deliver a Consent or a vote to "Abstain" will have the same effect as if such Limited Partner had voted "Against" the Proposal. Limited Partnership Interests not voted on Consents returned by brokers, banks or nominees will have the same effect as Limited Partnership Interests voted against the Proposal.

If Limited Partnership Interests to which a Consent relates are held of record by two or more joint holders, all such holders should sign the Consent, unless the Limited Partnership Interests are held as tenants in common, in which case all such holders must sign. If a Consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Consent form appropriate evidence of authority to execute the Consent. In addition, if a Consent relates to less than the total number of Limited Partnership Interests held in the name of such Limited Partner, the Limited Partner must state the number of Limited Partnership Interests recorded in the name of such

Limited Partner to which the Consent relates. If a Consent is executed by a person other than the record owner, then it must be accompanied by a valid proxy duly executed by the record owner.

Completion Instructions

Limited Partners are requested to complete, sign and date the GREEN Consent of Limited Partner form included with this Consent Solicitation Statement and mail, fax, hand deliver or send by overnight courier the original signed Consent to Everest at 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101, Fax No.: (626) 585-5929.

Consents should be sent or delivered to Everest and not to the Partnership, at the address set forth on the back cover of this Consent Solicitation Statement. A prepaid, return envelope is included for your convenience.

Power of Attorney

Upon approval of the Proposal, Everest will be expressly authorized to prepare any and all documentation and take any further actions necessary to implement the actions contemplated under this Consent Solicitation Statement with respect to the approved Proposal. Furthermore, each Limited Partner who votes for the Proposal described in this Consent Solicitation Statement, by signing the attached Consent, constitutes and appoints Everest, acting through its officers and employees, as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent Solicitation Statement or in order to implement the approved Proposal, including the execution of an amendment to the Partnership Agreement to reflect Everest as the successor general partner of the Partnership. Everest will also be authorized to provide notice of the removal of the general partner under the Partnership Agreement, including determination of the effective date of removal.

Revocation of Consents

Consents may be revoked at any time prior to the Expiration Date, or a Limited Partner may change his vote on the Proposal, in accordance with the following procedures. For a revocation or change of vote to be effective, Everest must receive prior to the Expiration Date a written notice of revocation or change of vote (which may be in the form of a subsequent, properly executed Consent) at the address set forth on the Consent. The notice must specify the name of the record holder of the Limited Partnership Interests and the name of the person having executed the Consent to be revoked or changed (if different), and must be executed in the same manner as the Consent to which the revocation or change relates or by a duly authorized person that so indicates and that submits with the notice appropriate evidence of such authority as determined by Everest. A revocation or change of a Consent shall be effective only as to the Limited Partnership Interests listed on such notice and only if such notice complies with the provisions of this Consent Solicitation Statement.

Everest reserves the right to contest the validity of any revocation or change of vote and all questions as to validity (including time of receipt) will be determined by Everest, subject to the provisions of the Partnership Agreement, as well as state and federal law.

No Dissenters’ Rights of Appraisal

Under the Partnership Agreement and Massachusetts law, Limited Partners do not have dissenters’ rights of appraisal in connection with the Proposal.

Solicitation of Consents

Neither the Partnership nor the current general partners are participants in this solicitation of Consents. Everest is the only participant in the solicitation. Everest will initially bear all costs of this solicitation of Consents. Everest shall seek reimbursement for such costs from the Partnership to the extent allowed under the Partnership Agreement and applicable law. Consents may be solicited by mail, facsimile, telephone, e-mail, telegraph, in person and by advertisements. Solicitations may be made by certain directors, officers and employees of the participants, none of whom will receive additional compensation for such solicitation.

The total fees and expenses to be incurred by Everest in connection with this solicitation are estimated to be $30,000. Everest has incurred fees and expenses in connection with this solicitation as of [____], 2007 of approximately $[_].

Limited Partners are encouraged to contact Everest at the telephone number set forth on the back cover of this Consent Solicitation Statement with any questions regarding this solicitation of Consents and with requests for additional copies of this Consent Solicitation Statement and form of Consent.

INFORMATION CONCERNING THE PARTICIPANTS

The New GP is a California limited liability company that will be formed for the purpose of becoming the general partner of the Partnership. The principal office of Everest will be 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101. The New GP's sole member and manager will be Everest.

Everest is a California limited partnership that was formed in 2000 to invest in limited partnerships that produce or used to produce tax credits for their limited partners, such as the Partnership. The general partner of Everest is Everest Properties, Inc., a California corporation (“Everest Properties”) organized in 1994 that invests in and serves as the general partner of limited partnerships holding real estate investment properties.

Everest and their affiliated investment funds have invested over two hundred million dollars in over four hundred partnership since 1996. Everest has no employees. The following are the resumes of Everest Properties’ directors and officers, who will also be the directors and officers of the New GP. The principal office of Everest and its affiliates, and the business address of each of the directors and officers, is 199 S. Los Robles Avenue, Suite 200, Pasadena, CA 91101; telephone (626) 585-5920.

W. Robert Kohorst. Mr. Kohorst has been the President of Everest Properties since 1994. He is a lawyer by profession. From 1984 through 1990, Mr. Kohorst was the President of the Private Placement Group for Public Storage, Inc., a national U.S. real estate syndicator. Mr. Kohorst's responsibilities included all structuring, marketing, investor services and accounting services for private placement syndications for Public Storage, Inc., and its affiliates. Upon leaving Public Storage, Inc. in 1990, Mr. Kohorst was the Chief Executive Officer and principal of two businesses, Tiger Shark Golf, Inc., a golf equipment manufacturer, and Masquerade International, Inc., a manufacturer of costumes. In 1991 Mr. Kohorst co-founded KH Financial, Inc., which engaged in the acquisition of general partner interests, real estate companies and related assets. Mr. Kohorst holds a Juris Doctor from the University of Michigan and a Bachelor of Science degree in accounting from the University of Dayton.

David I. Lesser. Mr. Lesser has been the Executive Vice President of Everest Properties since 1996. He is a lawyer by profession. From 1979 through 1986, Mr. Lesser practiced corporate and real estate law with Kadison, Pfaelzer, Woodard, Quinn & Rossi and Johnsen, Manfredi & Thorpe, two prominent Los Angeles law firms. From 1986 through 1995, Mr. Lesser was a principal and member of Feder, Goodman & Schwartz and its predecessor firm, co-managing the firm's corporate and real estate practice. Between 1990 and 1992, Mr. Lesser was counsel to Howard, Rice, Nemerovski, Robertson, Canady & Falk. Mr. Lesser holds a Juris Doctor from Columbia University and a Bachelor of Arts degree from the University of Rochester.

Christopher K. Davis. Mr. Davis is a Vice President and the General Counsel of Everest Properties, which he joined in 1998. He is a lawyer by profession. From 1991 to 1995, he practiced securities and corporate law with Gibson, Dunn & Crutcher, a prominent national law firm headquartered in Los Angeles. From 1995 through 1997, he served as Senior Staff Counsel and then Director of Corporate Legal of Pinkerton’s, Inc., a worldwide provider of security, investigation and related services. At Pinkerton, Mr. Davis was responsible for directing the corporate section of the legal department. Mr. Davis holds a Juris Doctor from Harvard Law School and a Bachelor of Science degree in Business Administration from the University of California, Berkeley.

Peter J. Wilkinson. Mr. Wilkinson is a Vice President and the Chief Financial Officer of Everest Properties, which he joined in 1996. He is an accountant by profession. From 1981 through 1987, he worked for Deloitte Haskins and Sells and Coopers and Lybrand in London and Sydney in their audit divisions, gaining significant experience in a variety of industry segments. From 1987 to 1990, he was the company secretary and controller of Gresham Partners, an Australian investment bank where, in addition to being responsible for all financial, tax and administrative matters, he was involved with analyzing leveraged buyout, property finance and business acquisitions. Mr. Wilkinson joined BankAmerica in the United States and from 1991 to 1996 held a number of positions, culminating in being the Division Finance Officer for the Corporate Trust and Mortgage and Asset Backed divisions. In this capacity, he was responsible for presentation of all financial information and financial due diligence during their divestiture. Mr. Wilkinson holds a Bachelor of Science degree from Nottingham University and is an English chartered accountant.

CERTAIN TRANSACTIONS BETWEEN THE PARTICIPANTS AND THE PARTNERSHIP

Except as set forth in this Consent Solicitation Statement, neither Everest, nor any of their affiliates: (i) directly or indirectly beneficially owns any Limited Partnership Interests of the Partnership; (ii) has had any relationship with the Partnership in any capacity other than as a limited partner, or is or has been a party to any transactions, or series of similar transactions, since April 1, 2005, with respect to any Limited Partnership Interests; or (iii) knows of any transactions since April 1, 2005, currently proposed transaction, or series of similar transactions, to which the Partnership or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest. In addition, other than as set forth herein, there are no contracts, arrangements or understandings entered into by Everest or any affiliates within the past year with any person with respect to any of the Partnership's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies or consents.

Except as set forth in this Consent Solicitation Statement, neither Everest, nor any affiliates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Partnership or its affiliates or (ii) any future transactions to which the Partnership or any of its affiliates will or may be a party.

INFORMATION CONCERNING THE PARTNERSHIP

Information contained in this section is based upon documents and reports publicly filed by the Partnership, including the Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (the "Form 10-K") and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (the "Form 10-Q"). Although Everest has no information that any statements contained in this section are untrue, Everest has not independently investigated the accuracy of statements, and takes no responsibility for the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in the Form 10-K and the Form 10-Q or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

The Partnership and its Business

The Partnership is a limited partnership formed on March 30, 1989 under the Revised Uniform Limited Partnership Act of the Commonwealth of Massachusetts.

The Partnership is engaged solely in the business of real estate investment. The Partnership has invested as a limited partner in other limited partnerships ("Local Limited Partnerships") which own and operate residential apartment complexes ("Properties"), most of which benefit from some form of federal, state or local assistance programs and all of which qualify for the low-income housing tax credits ("Tax Credits") added to the Internal Revenue Code (the "Code") by the Tax Reform Act of 1986. The investment objectives of the Partnership include the following: (i) to provide current tax benefits in the form of Tax Credits which qualified limited partners may use to offset their federal income tax liability; (ii) to preserve and protect the Partnership's capital; (iii) to provide limited cash distributions from Property operations which are not expected to constitute taxable income during the expected duration of the Partnership's operations; and (iv) to provide cash distributions from sale or refinancing transactions.

Current General Partners

The Partnership is managed by Arch Street VIII, Inc., the Managing General Partner of the Partnership. The other General Partner of the Partnership is Arch Street IV Limited Partnership. The Partnership, which does not have any employees, reimburses MMA Financial, LLC ("MMA"), an affiliate of the General Partner, for certain expenses and overhead costs.

Partnership Assets

The Partnership owns limited partnership interests in eight Local Limited Partnerships which own and operate Properties, some of which benefit from some form of federal, state or local assistance programs and all of which qualify for the Tax Credits added to the Code by the Tax Reform Act of 1986. The Partnership's ownership interest in each Local Limited Partnership is 99% with the exception of Leawood Manor, which is 89%.

Each of the Local Limited Partnerships has received an allocation of Tax Credits by its relevant state tax credit agency. In general, the Tax Credit runs for ten years from the date the Property is placed in service. The required holding period (the "Compliance Period") of the Properties is fifteen years. During these fifteen years, the Properties must satisfy rent restrictions, tenant income limitations and other requirements, as promulgated by the Internal Revenue Service, in order to maintain eligibility for the Tax Credit at all times during the Compliance Period. Once a Local Limited Partnership has become eligible for the Tax Credits, it may lose such eligibility and suffer an event of recapture if its Property fails to remain in compliance with the requirements. To date, with the exception of Bentley Court, none of the Local Limited Partnerships have suffered an event of recapture of Tax Credits.

In addition, some of the Local Limited Partnerships have obtained one or a combination of different types of loans such as: i) below market rate interest loans; ii) loans provided by a redevelopment agency of the town or city in which the Property is located at favorable terms; or iii) repayment terms that are based on a percentage of cash flow.

Outstanding Limited Partnership Interests

According to the Partnership’s Form 10-K, there were 68,043 Limited Partnership Interests issued and outstanding at March 31, 2007. A Limited Partner is entitled to one vote for each Limited Partnership Interest owned by such Limited Partner. According to the Form 10-K, other than Arch Street IV L.P., which owns five unregistered Units not included in the 68,043 Units sold to the public, none of the Partnership's affiliates own directly or beneficially any Limited Partnership Interests. According to the Form 10-K, the only persons or entities known to the Partnership to own beneficially in excess of 5% of the outstanding Limited Partnership Interests are:

Title of Class	Name and Address of Beneficial Owner	Amount Beneficially Owned (Units)	Percent of Class
Limited Partner	Bond Purchase, LLC 104 Armor Road P.O. Box 34729 Kansas City, MO 64116-1129	10,818	15.9%
Limited Partner	Danford M. Baker* 600 Orange Grove Circle Pasadena, CA 91105	4,354	6.4%
Limited Partner	Anise, LLC 1001 Walnut Kansas City, MO 64106	3,802	5.6%

* Danford Baker has sold his interest in the Partnership to Everest Management, LLC, an affiliate of Everest.

SOLICITATION OF CONSENTS

of

LIMITED PARTNERS

of

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV

a Massachusetts Limited Partnership

Questions and requests for assistance about procedures for consenting or other matters relating to this solicitation may be directed to Everest at the address and telephone number listed below. Additional copies of this Consent Solicitation Statement and form of Consent may be obtained from Everest as set forth below.

Deliveries of Consents, properly completed and duly executed, should be made to Everest at :

Everest Housing Investors 2, LP

199 S. Los Robles Avenue, Suite 200

Pasadena, CA 91101

Toll-Free: (800) 611-4613

No person is authorized to give any information or to make any representation not contained in this Consent Solicitation Statement regarding the solicitation of Consents made hereby, and, if given or made, any such information or representation should not be relied upon as having been authorized by Everest or any other person. The delivery of this Consent Solicitation Statement shall not, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of Everest or the Partnership since the date hereof.

APPENDIX A

(Preliminary Form of Consent)

Boston Financial Qualified Housing Tax Credits L.P. IV

a Massachusetts Limited Partnership (the "Partnership")

THIS CONSENT IS SOLICITED ON BEHALF OF EVEREST HOUSING INVESTORS 2, LP

LIMITED PARTNERS WHO RETURN A SIGNED CONSENT BUT FAIL TO INDICATE THEIR APPROVAL OR DISAPPROVAL AS TO ANY MATTER WILL BE DEEMED TO HAVE VOTED TO APPROVE SUCH MATTER. THIS CONSENT IS VALID FROM THE DATE OF ITS EXECUTION UNLESS DULY REVOKED.

THIS CONSENT WILL REVOKE ANY PREVIOUSLY EXECUTED CONSENT OR REVOCATION OF CONSENT.

The undersigned has received the Consent Solicitation Statement dated [__], 2007 ("Consent Solicitation Statement") by Everest Housing Investors 2, LP, a California limited partnership ("Everest"), seeking the approval by written consent of the removal of the current general partners of the Partnership and the election of its wholly-owned subsidiary, Everest Housing Management, LLC, a California limited liability company to be formed ("New GP") as the successor general partner of the Partnership.

Each of the undersigned, by signing and returning this Consent, hereby constitutes and appoints Everest, acting through its general partner and its officers and employees, as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent and the Consent Solicitation Statement or to implement the approved proposal; and hereby votes all limited partnership interests of the Partnership held of record by the undersigned as follows for the proposal set forth above, subject to the Consent Solicitation Statement.

Proposal	FOR	AGAINST	ABSTAIN
Removal of General Partners and Election of New GP as the successor general partner	[ ]	[ ]	[ ]

(Please sign exactly as your name appears on the Partnership's records. Joint owners should each sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others acting in representative capacity should indicate the capacity in which they sign and should give FULL title, and submit appropriate evidence of authority to execute the Consent)

Dated: _______________________ (Important-please fill in)

Signature / Title

Signature / Title

Telephone Number